UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 AND ENDING 06/30/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harken Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Ann Vinal Road

(No. and Street)

Scituate	MA	02066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Nelson   617-899-2048

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.

(Name – if individual, state last, first, middle name)

11 Vanderbilt Avenue Suite 220	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Donald Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harken Capital Securities, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN E. KEOHANE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 5, 2020

HARKEN CAPITAL SECURITIES LLC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED JUNE 30, 2019

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
of Harken Capital Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harken Capital Securities LLC as of June 30, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harken Capital Securities LLC as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harken Capital Securities LLC's management. Our responsibility is to express an opinion on Harken Capital Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harken Capital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Harken Capital Securities LLC's financial statements. The supplemental information is the responsibility of Harken Capital Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Larry Liberfarb, PC

Larry D. Liberfarb, P.C.

We have served as Harken Capital Securities LLC's auditor since 2012.

Norwood, Massachusetts

August 22, 2019

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

Cash	$	16,309
Receivables from non-customers		592,805
Other assets		5,000
Total assets	$	614,114

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	2,471

MEMBERS' EQUITY:

Members' capital		611,643
Total liabilities and members' equity	$	614,114

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2019

REVENUES:	
Success fees	$ 1,713,549
Retainers	432,394
Reimbursed expenses	1,312
Total income	2,147,255
EXPENSES:	
Compensation	1,750,814
Guaranteed payments to members	992,568
General operating	86,745
Marketing	391
Professional services	58,016
Regulatory	17,061
Total expenses	2,905,595
NET LOSS	$ (758,340)

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2019

BALANCE, July 1, 2018	$	1,361,943
Contributions		8,040
Net loss		(758,340)
BALANCE, June 30, 2019	$	611,643

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(758,340)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Decrease in other assets		(3,395)
Decrease in receivables from non-customers		684,956
Decrease in accounts payable and accrued expenses		(591)
Net cash used by operating activities		(77,370)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from members		8,040
Net cash from financing activities		8,040
NET DECREASE IN CASH		(69,330)
CASH, at beginning of year		85,639
CASH, at end of year	$	16,309

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Massachusetts on March 8, 2012 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company markets financial products for its clients.

Revenue Recognition:

Effective July 1, 2018 the Company adopted ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606), using the modified retrospective method applied to those contracts which were not completed by July 1, 2018. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. There was no impact on the Company's opening members' equity as revenue recognition and timing of revenue did not change as a result of adopting ASC Topic 606.

Accounts Receivable:

Accounts receivables are stated at the amount management expects to collect. Management provides for probable uncollectable amounts through a charge to earnings and a credit to an allowance based on the assessment of the current status of individual accounts. At June 30, 2019 management feels that all receivables are collectable.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2019, the Company had net capital of $13,838, which was $8,838 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .18 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company rents office space from its owners on a tenant at will basis. The Company paid them $6,432 for the fiscal year ending June 30, 2019.

Since these are related party transactions, operating results could differ if the entities were autonomous.

NOTE 4 – CONCENTRATION OF CREDIT RISK

Cash held in banks sometimes exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

The Company has one customer which represents 49% of accounts receivable at June 30, 2019. The Company has another customer which represents 36% of revenue for fiscal year 2019.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 22, 2019, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HARKEN CAPITAL SECURITIES LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2019

CREDIT:		
Total member's equity		611,643
DEBITS:		
Nonallowable assets:		
Receivables from non-customers		592,805
Other assets		5,000
Total debits		597,805
Net capital before haircuts on securities positions		13,838
Haircuts on securities:		
Other securities		-
NET CAPITAL		13,838
Minimum requirement of 6-2/3% of aggregate indebtedness of $2,471 or $5,000, whichever is greater		5,000
Excess net capital	$	8,838
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	2,471
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.18 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of June 30, 2019.

See Independent Registered Public Accountants Firm's Report.

SCHEDULE II

HARKEN CAPITAL SECURITIES LLC

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2019

Harken Capital Securities LLC carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2(i) of the Securities Exchange Act of 1934. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
Of Harken Capital Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harken Capital Securities LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Harken Capital Securities LLC claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(i) (exemption provisions) and (2) Harken Capital Securities LLC stated that Harken Capital Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harken Capital Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harken Capital Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Larry Liberfarb, PC

Norwood, Massachusetts
August 22, 2019

HARKEN CAPITAL SECURITIES LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2019

To the best knowledge and belief of Harken Capital Securities:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending June 30, 2019.



Signature

CEO & MEMBER

Title

See Report of Independent Registered Public Accounting Firm.